                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              (Amendment No. 4)(1)


                             PC SERVICE SOURCE, INC.
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)


                                   693258-10-5
                                 (CUSIP Number)

                                   ----------


                                DECEMBER 14, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)


--------
         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693258-10-5                13G                       Page 2 of 7 Pages


--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Eureka Venture Partners I, Ltd.
         75-2783636
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)     [ ]
                                                             (b)     [X]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
--------------------------------------------------------------------------------
NUMBER OF SHARES       5)       SOLE VOTING POWER - 0
  BENEFICIALLY         ---------------------------------------------------------
      OWNED            6)       SHARED VOTING POWER - 1,331,300 (See Item 4
                                below)
       BY              ---------------------------------------------------------
      EACH             7)       SOLE DISPOSITIVE POWER - 0
    REPORTING          ---------------------------------------------------------
  PERSON WITH:         8)       SHARED DISPOSITIVE POWER - 1,331,300 (See Item
                                4 below)
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,331,300 shares of the Issuer's $.01 par value common stock.
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         25.3% (calculated by dividing (i) the 1,331,300 shares beneficially owned by the reporting person by (ii) the 5,269,320 shares outstanding as of November 1, 1999.)
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON - PN
--------------------------------------------------------------------------------

CUSIP NO. 693258-10-5                13G                       Page 3 of 7 Pages


--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Eureka Venture Management, Inc.
         75-2783476
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [ ]
                                                                (b)     [X]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
--------------------------------------------------------------------------------
NUMBER OF SHARES      5)       SOLE VOTING POWER - 0
  BENEFICIALLY        ----------------------------------------------------------
      OWNED           6)       SHARED VOTING POWER - 1,331,300 (See Item 4
                               below)
       BY             ----------------------------------------------------------
      EACH            7)       SOLE DISPOSITIVE POWER - 0
    REPORTING         ----------------------------------------------------------
  PERSON WITH:        8)       SHARED DISPOSITIVE POWER - 1,331,300 (See Item
                               4 below)
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,331,300 shares of the Issuer's $.01 par value common stock.
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         25.3% (calculated by dividing (i) the 1,331,300 shares beneficially owned by the reporting person by (ii) the 5,269,320 shares outstanding as of November 1, 1999.)
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

CUSIP NO. 693258-10-5                13G                       Page 4 of 7 Pages


--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Avery More
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)     [ ]
                                                             (b)     [X]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES         5)       SOLE VOTING POWER - 90,000
  BENEFICIALLY           -------------------------------------------------------
      OWNED              6)       SHARED VOTING POWER - 1,341,300 (See Item 4
                                  below)
       BY                -------------------------------------------------------
      EACH               7)       SOLE DISPOSITIVE POWER - 90,000
    REPORTING            -------------------------------------------------------
  PERSON WITH:           8)       SHARED DISPOSITIVE POWER - 1,341,300 (See Item
                                  4 below)
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,431,300 shares of the Issuer's $.01 par value common stock.
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]
--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         27.2% (calculated by dividing (i) the 1,431,300 shares beneficially owned by the reporting person by (ii) the 5,269,320 shares outstanding as of November 1, 1999.)
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON - IN
--------------------------------------------------------------------------------

CUSIP NO. 693258-10-5                13G                       Page 5 of 7 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                                  SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  PC Service Source, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2350 Valley View Lane
                  Dallas, TX 75243

Item 2(a).        Name of Person Filing:

                  (i)      Eureka Venture Partners I, Ltd.
                  (ii)     Eureka Venture Management, Inc.
                  (iii)    Avery More

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  (i) - (iii)       2350 Valley View Lane
                                    Dallas, TX  75234

Item 2(c).        Citizenship:

                  (i) and (ii)      Texas
                  (iii)             United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.01 par value

Item 2(e).        CUSIP Number.

                  693258-10-5

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

Item 4.  Ownership.

               (a) Item 9 from each of page 2, 3 and 4 of this Schedule is incorporated by reference.
               (b) Item 11 from each of page 2, 3 and 4 of this Schedule is incorporated by reference.
               (c) Items 5-8 from each of page 2, 3 and 4 of this Schedule are incorporated by reference.

CUSIP NO. 693258-10-5                13G                       Page 6 of 7 Pages

         On December 14, 1999, Mr. More acquired 60,000 shares of PC Service Source, Inc., common stock at a per share price of $2.125. As of the date hereof, Mr. More may be deemed to beneficially own 1,431,300 shares, 1,331,300 of which are held by Eureka Venture Partners I, Ltd., 10,000 of which are held by Rosetta Stone Holdings, LLC and 90,000 of which are held by Mr. More. Mr. More is the holder of more than fifty percent (50%) of the outstanding common stock of Eureka Venture Management, Inc., the sole general partner of Eureka Venture Partners I, Ltd. Mr. More also holds more than a fifty percent (50%) limited partnership interest in Eureka Venture Partners I, Ltd. Further, Mr. More is the managing member of Rosetta Stone Holdings, LLC.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.  Notice of Dissolution of Group.

                  Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 693258-10-5                13G                       Page 7 of 7 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                           EUREKA VENTURE PARTNERS I, LTD.
                                           By: Eureka Venture Management, Inc.,
                                                    General Partner


Dated: January 25, 2000                    By: /s/ Avery More
                                              ----------------------------------
                                              Avery More, President


                                           EUREKA VENTURE MANAGEMENT, INC.


Dated: January 25, 2000                    By: /s/ Avery More
                                              ----------------------------------
                                              Avery More, President


Dated: January 25, 2000                        /s/ Avery More
                                              ----------------------------------
                                              Avery More